

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 11, 2018

Richard Freeman Lark Jr.
Chief Financial Officer
Gol Intelligent Airlines Inc.
Praca Comandante Linneu Gomes
S/N Portaria 3 Jardim Aeroporto Sao Paolo, SP 04626-020

> **Re: Gol Intelligent Airlines Inc.**
> **Form 20-F for the Year Ended December 31, 2017**
> **Filed April 30, 2018**
> **File No. 001-32221**

Dear Mr. Freeman Lark Jr.:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2017

General

1.   On page 20, you state that your international alliance reach is broad with partner airlines offering flights covering several continents including Africa, and that these partner airlines include Air France-KLM, Emirates, Etihad Airways and Qatar Airways.According to their websites, each of these airlines flies to and from Sudan. Sudan is designated by the U.S. Department of State as a state sponsor of terrorism, and it is subject to U.S. export controls. You do not provide disclosure about Sudan in your Form 20-F. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan, including with its government, whether through subsidiaries, affiliates, alliance or codeshare partners, or other direct or indirect arrangements.

Item 3. Key Information
A. Selected Financial Data, page 4

2.   We note your disclosure on page 7 of the non-GAAP financial measure EBITDAR. In light of the fact that this measure eliminates aircraft rent, which is a normal, recurring cash operating expense necessary to operate your business, please revise, if true, to disclose that you present this measure solely as a valuation metric and to add disclosure emphasizing the limitations of its use, including that it should not be viewed as a measure of overall performance.

Statements of Cash Flows, page F-8

3.   We note that as part of non-cash transactions at the bottom of the statement of cash flows, the years ending December 31, 2017 and 2016 include a significant amount of engine maintenance financing. Please explain to us the nature of these transactions and tell us why they are appropriately presented as non-cash transactions.

Audited Financial Statements for the Year Ended December 31, 2017
Note 13. Earnings Per Share, page F-36

4.   We note from your disclosure of your earnings per share calculation that you use a different numerator for common and preferred shares. Please revise to include a reconciliation of each numerator to profit or loss attributable to the parent entity. Your revised disclosure should include an explanation of how you calculated or determined each of the net income amounts. See guidance in paragraph 70(a) of IAS 33.

Note 25. Segments
25.2 Results of Operating Segments, page F-51

5.   We note that the table on page F-51 shows the type of revenue for each segment. However, the title given to the total of all revenue by segment is "gross profit," rather than net revenue. Please revise to remove the gross profit title from this line item, or alternatively, if gross profit is reviewed by the CODM, include a line for "cost of services" below the total of net revenue, and present the appropriate amount of gross profit by segment.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Effie Simpson at (202) 551-3346 or Claire Erlanger at (202) 551-3301 with any questions.

Division of Corporation Finance
Office of Transportation and Leisure